UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001- 39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology

Science and Education Town

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously disclosed, on December 30, 2024, EZGO Technologies Ltd.  (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that the minimum closing bid price per share for its ordinary shares, par value US$0.04 per share (“Ordinary Shares”) was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). Nasdaq has provided the Company with a 180 calendar days compliance period, or until June 30, 2025, in which to regain compliance with Nasdaq continued listing requirement.

On July 2, 2025, the Company received a letter from Nasdaq, indicating that the Company is granted an additional 180 calendar days, until December 29, 2025, to regain compliance with the minimum bid price requirement of $1 per share, as stipulated by Nasdaq Listing Rule 5550(a)(2). If compliance cannot be demonstrated by December 29, 2025, Nasdaq staff will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal Nasdaq staff’s determination to a Hearings Panel.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. The Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2025	EZGO Technologies Ltd.

	By:	/s/ Jianhui Ye
	Name:	Jianhui Ye
	Title:	Chief Executive Officer

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